FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of May 2012
No. 03

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                          No ☒

On May 08, 2012, the registrant announces TowerJazz to Host 2012 Global Symposium in Korea, US and Japan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: May 08, 2012	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz to Host 2012 Global Symposium in Korea, US and Japan

Emphasis on pursuit of excellence, technological advancements and growing business around the globe

First event to be held June 21, 2012 at Grand Intercontinental Hotel in Seoul, Korea

MIGDAL HAEMEK, Israel, May 08, 2012 – TowerJazz, the global specialty foundry leader, today announced it will host its 2012 Global Symposium in three locations this year: Korea, the US, and Japan. Presentations will highlight TowerJazz’s 2012 theme of “Pursuit of Excellence” in all the areas of its organization and attendees will learn about its latest technological advancements and growing business in these regions and around the globe. The first conference will be held on June 21, 2012 at the Grand Intercontinental Hotel in Seoul Korea.  This one-day event will include a keynote from TowerJazz CEO, Russell Ellwanger as well as presentations by additional company executives. The other two events will be hosted on October 24-25, 2012 in Newport Beach, California and on December 4, 2012 in Tokyo, Japan.

TowerJazz is excited to hold its symposium in Korea, for the second time, as its business in this region has been growing rapidly with more than 40 active customers in the past three years and there are many more opportunities available in this region that TowerJazz is currently exploring.  This symposium will further strengthen TowerJazz’s visibility among Korean semiconductor companies, research institutions and academicians and awareness for TowerJazz’s broad range of process technologies and design enablement capabilities.

Registration for the TowerJazz Global Symposium (TGS) in Korea is available on TowerJazz’s website at www.towerjazz.com. For additional information, please contact Selena Kang (Korea Office) at selena.kang@towerjazz.com.

The sessions will highlight a variety of TowerJazz’s specialty technology offerings  with geometries ranging from 1.0 to 0.13-micron, including: SiGe, BiCMOS, mixed-signal & RF CMOS, CMOS image sensor (CIS), power management (BCD), and MEMS capabilities as well as digital CMOS. In addition, TowerJazz’s sophisticated set of design kits, accurate models and comprehensive analog IP portfolio will be presented during the sessions.

“TowerJazz continues to expand globally, with manufacturing facilities on three continents and a worldwide employee base. The Korean market was, is and will remain critical for our Asian market strategy. We have unique capabilities, a strong long-term technology roadmap and intensive R&D activities in order to successfully materialize existing business opportunities in Korea and win, as well as, create new ones,” said Russell Ellwanger, TowerJazz Chief Executive Officer. “Through this symposium, the attendees will gain knowledge about our technology offerings and local foundry capabilities available for Korean semiconductor companies. We very much look forward to continuing our partnerships with our important customers in Korea and building many more relationships with new customers in the future.”

“We are pleased to have successfully started mass production for our Korean customers of products using our power management and CMOS process platforms and plan for many other developments to start volume production this year with CIS and mixed-signal processes, among others,” said Michael Song, TowerJazz Korea Country Manager. “We have had great achievements in Korea during the last year and we anticipate gaining more customers who will benefit from our diverse and advanced offerings.  In addition, since the acquisition of our Fab 4 in Nishiwaki, Japan, we can offer high volume 8” wafer capacity with a geographical proximity, providing a great advantage to our Korean customers.”

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor Ltd., and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits with geometries ranging from 1.0 to 0.13-micron, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as CMOS and MEMS capabilities. TowerJazz also offers a world-class design enablement platform that complements its sophisticated technology and enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Technology Optimization Process Services to IDMs as well as fabless companies that need to expand capacity, or progress from an R&D line to a production line. To provide multi-fab sourcing, TowerJazz maintains two manufacturing facilities in Israel, one in the U.S., and one in Japan with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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Company/Media Contact in Asia: Shoko Saimiya | 81-795-23-6609 | saimiya@towerjazz.com Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com